Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000
T:949-419-6588
F: 949-272-0088



February 17, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn :Patrick Gilmore
Accounting Brach Chief


Re: Emo Capital Corp.
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10-Q for the Fiscal Quarter Ended October 31, 2010
Filed December 17, 2010
File No. 333-145884

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on February 4, 2011. We are not able to meet the 10 day deadline requested but our reply will be filed by March 4, 2011.


Sincerely

-S-



Juanming Fang